MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at April 17, 2009 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Company”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”) to be held at Salon Jarry & Joyce of Le Centre Sheraton Montreal, 1201 René-Levesque Boulevard West, Montreal (Quebec), on June 9, 2009 at 1:30 p.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Company may also solicit proxies by telephone, fax, e-mail or in person. The cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. Each shareholder is entitled to appoint a person, who need not be a shareholder of the Company, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 5:00 p.m. on June 5, 2009. The instrument appointing a proxy-holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law. In addition, a proxy may be revoked by the shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Company no later than 5:00 p.m. on June 5, 2009, or by the shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans; or

(ii)

in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54- 101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a)

typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non- Registered Holder will generally be given a page of instructions which contains a removable label containing a bar- code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)

less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

VOTING SHARES

As at April 17, 2009, there were 37,683,421 issued and outstanding common shares of the Company, each entitling its holder to one (1) vote. The Company has chosen May 5, 2009 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to receive notice of the Meeting.

The by-laws of the Company provide during any meeting of the shareholders, the attendance, in person or by proxy, of the shareholders representing ten percent (10%) of the shares of the share capital of the Company shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

As at April 17, 2009, to the best knowledge of the Company, other than the companies mentioned below, none of the directors or executive officer of the Company or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 5% or more of the voting rights attached to the Company’s common shares:

Name and address of Shareholder	Number of Common Shares held	% of Common Shares
Northern Rivers Capital Management Inc. Royal Bank Plaza North Tower, Suite 2000 200 Bay Street, P.O. Box 66 Toronto, Ontario M5J 2J2	6,709,265	17.80%
GFX Trust 139, Place Ducharme Rosemère, Québec J7A 4H8	3,549,000	9.42%
Gestion Harland Inc.(1) 139, Place Ducharme Rosemère, Québec J7A 4H8	1,927,000	5.11%

(1) Gestion Harland Inc. is a company directly owned by Henri Harland, President, CEO and Director of the Company.

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the nine-month fiscal period of the Company ended February 28, 2009 and the report of the auditors will be placed before the Meeting. The annual financial statements of the Company are included in the Company’s 2009 Annual Report which was mailed to shareholders who requested the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The Board currently consists of five (5) directors. The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as Director. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below, except for Jean-Claude Debard, are currently members of the Board of Directors.

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province and country of residence and position with the Company	Principal Occupation	First year as director	Number of common shares of the Company beneficially owned or over which control is exercised as at April 17, 2009	Number of common shares of Acasti beneficially owned or over which control is exercised as at April 17, 2009
Henri Harland (4) (5) Québec, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1998	2,212,111(1)	540,527(1)
Ronald Denis(2) (3) (4) (5) Québec, Canada Chairman of the Board and Director	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	45,000	11,250
Michel Chartrand (2) (3) (4) (5) Québec, Canada Director	President of Groupe Pharmessor Inc.	2006	10,000	2,500
Daniel Perry (2) (3) (4) (5) Tours, France Director	General Manager of Société du Vivier des Landes Inc.	2000	43,333	10,833
Jean-Claude Debard(2) (3) (4) (5) Saint Ouen l’Aumône, France Director	President of Hyundai Automobile France	2009	-	-

(1)	Of those numbers, 1,927,000 shares of the Company and 481,750 shares of Acasti are controlled by Gestion Harland Inc., a company controlled by Mr. Henri Harland.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Corporate Governance Committee.
(5)	Member of the Board of Director of Acasti and NeuroBioPharm.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective persons. The following is a brief biography of the nominees:

Henri Harland- President and Chief Executive Officer and Director
Mr. Henri Harland has been a director as well as the President and Chief Executive Officer of the Company since its incorporation on October 9, 1998. He is the founder of the Company and has been involved in the krill research project since 1991. For the last ten years he has held the position of President and Chief Executive Officer of Gestion Harland inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development

Dr. Ronald Denis- Chairman of the Board and Director
Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Michel Chartrand – Director
Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. which includes, due to a recent merger, Gestion Santé Services Obonsoins inc. and Groupe Essaim inc., two important Quebec pharmacy franchisors in the Province of Quebec. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc.

Daniel Perry – Director
Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations in marketing new products on the European continent.

Jean-Claude Debard – Director
Mr Jean-Claude Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008. Since 1999, Mr Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances.

To the knowledge of Neptune, none of the directors or executive officers of the Company:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(i)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer ; or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

To the knowledge of Neptune, no director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, or has been, within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)

has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

SHARES HELD BY OTHER EXECUTIVE OFFICERS

As at April 17, 2009, to the best knowledge of the Company, the following executive officers of the Company held, directly or indirectly, the following number of common shares of the Company:

Name and Title	Number of Common Shares held (1)
Andre Godin
Vice President Administration and Finance	670,000
Fotini Sampalis
Chief Scientific Officer	268,750
Thierry Houillon
Vice President Nutraceuticals	-

(1)

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Company and has been furnished by the respective executive officers of the Company.

COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION

Compensation of Directors

In fiscal 2009, other than the Company’s CEO, all directors were independent and were remunerated by the Company in their capacity as directors. Henri Harland, President and CEO of the Company, received no remuneration as director.

The compensation for the independent directors other than the Chairman of the Board is a combination of annual compensation meeting fees and stock options. The meeting fees are further described in the chart below.

Summary Table – Meeting Fees Payable to Independent Directors (Other than the Chairman)

Detail	Compensation ($)
Fee for Director of the Board per Board meeting attended Fee for Chairman of the Board per Board meeting attended	500 1000
Fee for Board of Directors meeting attended by way of conference call Fee for Chairman of the Board per Board meeting attended by way of conference call	250 250
Fee for Board of Directors Committee per meeting attended Fee for Chairman of the Committee for Committee per meeting attended	500 750

External directors are paid an annual fixed compensation of $10,000 and the Chairman of the Board is paid an annual fixed compensation of $20,000.

In 2008 each independent Director of the Company received 25,000 stock options on August 21, 2008 upon his nomination or re-election to the Board of Directors. The exercise price of each option granted is $2.50.

The total remuneration paid to independent directors during the nine-month fiscal period ended February 28, 2009, is set out in the following table:

Remuneration Paid to Independent Directors

Name	Fees earned ($)	Option/warrant- based awards(1) ($)	All other compensation ($)	Total(2) ($)
Ronald Denis	14,250	27,452.50	-	39,452.59
Michel Chartrand	10,500	27,452.50	-	39,452.59
Michel Timperio	14,250	27,452.50	-	39,452.59
Daniel Perry	8,250	27,452.50	-	39,452.59

(1)

The value of the Company option-based awards is based on a fair value of $1.10 per option. The value of Acasti and NeuroBioPharm option-based awards and warrant based award is based on a fair value of $0 per option or warrant.

(2)	The directors do not receive pension benefits, share-based awards, perquisites or other annual compensation.

The following table provides information on the number and value of each independent director’s outstanding options at the end of the nine-month fiscal period.

Outstanding Director Option-Based Awards

Company

Independent Directors have renounced on January 28, 2009 to 20,000 the options of the Company, except for Mr. Michel Timperio who has renounced to 30,000 options, granted on May 1, 2007 at an exercise price of $7.25.

Name / Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Michel Chartrand
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	20,000	0.25	14-Jun-2010	11,800
Ronald Denis
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	100,000	0.25	14-Jun-2010	59,000
05-Oct-2004	40,000	0.25	05-Oct-2009	23,600
Daniel Perry
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	25,000	2.60	09-Jun-2011	-
14-Jun-2005	50,000	0.25	14-Jun-2010	29,500
05-Oct-2004	40,000	0.25	05-Oct-2009	23,600
Michel Timperio
21-Aug-2008	25,000	2.50	21-Aug-2011	-
09-Jun-2006	50,000	2.60	09-Jun-2011	-
05-Oct-2004	10,000	0.25	05-Oct-2009	5,900

(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $0.84 on February 28, 2009

Acasti and NeuroBioPharm

Acasti warrants and options and NeuroBioPharm warrants distribution are subject to disinterested shareholders approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON). Acasti options and warrants, as well as NeuroBioPharm warrants, have been granted to Independent Directors of the Company in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless and until a financing is realized.

	Acasti		NeuroBioPharm
Name	Number of securities underlying unexercised options	Number of securities underlying unexercised warrants	Number of securities underlying unexercised warrants
Michel Chartrand	25,000	125,000	100,000
Ronald Denis	25,000	175,000	100,000
Daniel Perry	25,000	100,000	100,000
Michel Timperio	25,000	100,000	100,000

Acasti options and warrants were transferred and granted to the Independent Directors of the Company on October 8, 2008, both have an exercise price of $0.25 and mature respectively on October 8, 2018 and October 8, 2013. NeuroBioPharm warrants, granted on December 24, 2008, have an exercise price of $0,10 and mature on December 24, 2013.

Compensation of Executive Officers

This disclosure is intended to communicate the compensation provided to Henri Harland, the Company’s Chief Executive Officer (“CEO”), André Godin the Chief Financial Officer (“CFO”) and the three other most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”). For the fiscal period ended February 28, 2009, these executives include: Tina Sampalis, Chief Scientific Officer (CSO), Thierry Houillon, Vice-President Nutraceutical, and Toni Rinow, Investors Relations and Corporate Development Director.

Compensation of executive officers of the Company is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Company performance relative to plan. During the most recently completed nine-month fiscal period, the Compensation Committee was composed of Mr. Michel Chartrand, Mr. Ronald Denis, Mr. Michel Timperio and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation.

Compensation Discussion and Analysis

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Company’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors, generally based on actual vs. budgeted results. Generally, new stock option grants do not take into account the number of outstanding options.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the president and chief executive officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as a change of control and/or a change of responsibilities.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Company’s financial performance and progress in achieving strategic performance.

The Company’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Company retained the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Company for its fiscal year ended May 31, 2006. The mandate given to the consultant was to review and report to the compensation committee on the compensation of Named Executive Officers of companies comparable to the Company as well as the terms and conditions of such compensation, including incentive based remuneration.

The Company did not practice any benchmarking during the fiscal period ending February 28, 2009 to establish the Named Executive Officer remuneration.

Compensation Elements

Remuneration of executive officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the remuneration, the four following components are examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Company; and grant of warrants of its subsidiaries, Acasti and NeuroBioPharm; and
(iv)	other elements of compensation, consisting of benefits,

Base Salary

The compensation of the Company’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

Annual Incentive Plan

The Company has a bonus plan for the executive officers, based on a percentage of their base annual salary, granted at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. Henri Harland, President and CEO of the Company is eligible to a 50% bonus of his annual base salary, Tina Sampalis, Chief Scientific Officer, is eligible to a 30% bonus of her base annual salary, and André Godin is eligible to a 30% bonus of his base annual salary.

Stock Options

The grant of stock options to the Company’s executives is aimed at recognizing and rewarding the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Company’s executives as well as aligning the interests of the Company’s executives with that of its shareholders.

For a more detailed description of the Company Stock Option Plan and the Acasti Stock Option Plan, please refer Page 13 of this Management Proxy Circular.

The Company’s Compensation Committee is responsible for overseeing and managing the Company Stock Option Plan and the Acasti Stock Option Plan. Grants of options to executives are approved by the Company’s Board of Directors.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Company be awarded to the Named Executive Officers to compensate them for the additional responsibilities and charge of work imputable to their new functions in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

Outstanding Option-Based and Warrant-Based Awards

Each Named Executive Officer has renounced on January 28, 2009 to its stock options, each for the respective amount indicated beside their name, option with an exercise price of $7.25 issued on May 1, 2007.

Name	Number of securities underlying the options	Grant Date	Exercise price ($)
Henri Harland	115,000	1-May-2007	7.25
André Godin	80,000	1-May-2007	7.25
Tina Sampalis	80,000	1-May-2007	7.25
Thierry Houillon	350,000	19-Feb-2007	5.75
	95,000	1-May-2007	7.25
Toni Rinow	100,000	1-Oct-2007	5.50

The following tables sets out all awards of stock options and warrants outstanding to each Named Executive Officer as at April 17, 2009.

Company

Name / Grant Date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Henri Harland
21-Aug-2008	85,000	2.50	21-Aug-2011	-
09-Jun-2006	275,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	290,000	0.25	14-Jun-2010	171,100
05-Oct-2004	154,500	0.25	05-Oct-2009	91,155
André Godin
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	110,000	0.25	14-Jun-2010	64,900
05-Oct-2004	68,000	0.25	05-Oct-2009	40,120
Tina Sampalis
21-Aug-2008	70,000	2.50	21-Aug-2011	-
09-Jun-2006	100,000	2.60	09-Jun-2011	-
19-Jan-2006	150,000	1.00	19-Jan-2011	-
14-Jun-2005	260,000	0.25	14-Jun-2010	153,400
05-Oct-2004	113,000	0.25	05-Oct-2009	66,670
Thierry Houillon
21-Aug-2008	70,000	2.50	21-Aug-2011	-
26-Sep-2006	40,000	3.00	26-Sep-2011	-
Toni Rinow
21-Aug-2008	40,000	2.50	21-Aug-2011	-

(1) Calculation is based on the trading price of the Company’s shares on the TSX-Venture of $0.84 on February 28, 2009.

Acasti and NeuroBioPharm

Acasti warrants and options and NeuroBioPharm warrants distribution are subject to disinterested shareholders approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON). Acasti warrants and options, as well as NeuroBioPharm warrants, have been granted to Named Executive Officers of the Company in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless and until a financing is realized.

	Acasti		NeuroBioPharm
Name	Number of securities underlying unexercised options	Number of securities underlying unexercised warrants	Number of securities underlying unexercised warrants
Henri Harland	200,000	1,250,000	1,250,000
Andre Godin	100,000	700,000	725,000
Tina Sampalis	200,000	1,250,000	1,250,000
Thierry Houillon	-	270,000	125,000
Toni Rinow	15,000	150,000	150,000

Acasti options and warrants were granted and transferred to the Named Executive Officers of the Company on October 8, 2008, both have an exercise price of $0.25 and mature respectively on October 8, 2018 and October 8, 2013. NeuroBioPharm warrants, granted on December 24, 2008, have an exercise price of $0.10 and mature on December 24, 2013.

The following table sets out the value of stock options vested or earned by the Named Executive Officers as at February 28, 2009. As at February 28, 2009, no value is attributable to the warrant vested.

Options vested and earned

Name	Option-based awards – Value vested during the year ($)	Option-based awards – Value earned during the year ($)
Henri Harland	220,150	47,750
André Godin	179,575	-
Tina Sampalis	178,513	191,000
Thierry Houillon	-	-
Toni Rinow	-	-

Other Forms of Compensation

The Company’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations.

Summary Compensation Table

The following Summary Compensation Table sets forth the compensation information for the Named Executive Officers for services rendered during the nine-month period ended February 28, 2009.

For compensation related to previous years, please refer to the Company’s Management Proxy Circular available at www.sedar.com.

Summary Compensation Table – Named Executive Officers

Name	Year	Salary (9 months) ($)	Option/ Warrant- based awards(2) ($)	Annual incentive plans ($)	All other compensation ($)	Total compensation ($)
Henri Harland	2009	291,058	109,812	-	61,448(1)	462,318
André Godin	2009	151,693	90,433	-	- (3)	242,126
Tina Sampalis	2009	214,000	90,433	-	- (3)	304,433
Thierry Houillon	2009	189,250	90,433	-	- (3)	279,683
Toni Rinow	2009	127,885	51,676	-	- (3)	190,426

(1)	Part of over years accumulated vacation paid to Mr. Harland during the nine-month fiscal period.
(2)

The value of the option-based awards of the Company is based on a fair value of $1.10 per option The value of Acasti and NeuroBioPharm option-based awards and warrant based award is based on a fair value of $0 per option or warrant.

(3)

The value of perquisites and other personal benefits received by these executives did not total in the aggregate $50,000 or more, or represent 10% or more of their total salary for the 2009 fiscal period.

Acasti and NeuroBioPharm, two subsidiaries of the Company, assume a portion of the salaries of the hereinafter Named Executive Officers. Acasti and NeuroBioPharm respectively assume 30% and 10% of Henri Harland’s salary, 20% and 10% of André Godin’s salary, 60% and 20% of Tina Sampalis’ salary, 12.5% and 12.5% of Toni Rinow’s salary. These percentages are in effect as of February 28, 2009 starting August 7, 2008 for Acasti and October 15, 2008 for NeuroBioPharm. Percentages are subject to adjustments at the discretion of the company management.

Company Stock Option Plan

The Company’s stock option plan (the “Company Stock Option Plan”) was adopted on May 10, 2001 and was modified on October 1, 2002, on August 28, 2003, on June 14, 2005, on April 20, 2006 and on April 29, 2009.

The amendment and restatement of the Company Stock Option Plan was approved by the Board of Directors of the Company as of April 29, 2009,. The purpose of the amendment and restatement is to provide that each option granted under the Acasti Stock Option Plan will reduce by one and each option cancelled under the Acasti Stock Option Plan will increase by one the number of shares available for further issuance under the Company Stock Option Plan until the date on which the shares of Acasti qualify as “exchange-traded securities” under applicable securities legislation and subject to the prior approval of the TSX Venture Exchange, at which date the number of shares available under the Company Stock Option Plan will be increased by the number of options then granted under Acasti Stock Option Plan.

The Company Stock Option Plan was adopted to allow certain employees, directors, officers and consultants of the Company, as designated by the Board of Directors, to acquire shares directly from the Company.

Company Stock Option Plan is administered by the Board of Directors of the Company, which will determine, inter alia, the number of common shares covered by any stock option, and the exercise price, expiry date and vesting period of such stock option n accordance with the terms of the Company Stock Option Plan.

Options for up to an aggregate of 6,850,000 common shares of the Company may be granted by the Board of Directors under the Company Stock Option Plan. Not more than 5% of shares issued by the Company may be granted to a person for any 12 month period (not more than 2% if such person is a consultant or an investor relations services employee). In addition, the Company Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of shares of the Company outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of shares of the Company outstanding.

Options are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting at least on a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the common shares on the TSX Venture Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment..

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders), if applicable, the Board of Directors of the Company has the right to amend or terminate the Company Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Company Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the Company Stock Option Plan.

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009.

The Acasti Stock Option Plan was adopted to ensure to Acasti and its shareholders the benefit of an incentive participation through the holding of shares by directors, officers, employees and consultants of Acasti, as designated by the Board of Directors of Acasti.

The Acasti Stock Option Plan is administered by the Board of Directors of Acasti, which will determine, inter alia, the number of Class A shares covered by any stock option and the exercise price, expiry date and vesting period of such stock option in accordance with the terms of the Acasti Stock Option Plan.

Options for Class A shares of Acasti representing up to 10% of the the outstanding issued shares of Acasti then outstanding may be granted by the Board of Directors under the Acasti Stock Option Plan. Notwithstanding the preceding sentence, it is understood that at no time shall the number of Class A shares of Acasti issuable pursuant to the terms of the Acasti Stock Option Plan exceed an aggregate of 1,530,000 Class A shares.

The number of options granted to a consultant or a person the services of which are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the outstanding issued shares of Acasti then outstanding. In addition, the Acasti Stock Option Plan, together with any other plan to be established by Acasti or any options already granted by Acasti, will not result, unless the requisite shareholder approval is obtained under applicable securities legislation, in (i) the number of securities, calculated on a fully diluted basis, reserved for issuance under options granted to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) a related person and the associates of the related person, exceeds 5% of the outstanding securities of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within 12 months to (A) related persons, exceeds 10% of the outstanding securities of Acasti, or (B) an insider , exceeds 5% of the outstanding securities of Acasti.

The exercise price of the options will be determined by the Board of Directors of Acasti, but may not be lower than (i) the price per share obtained by Acasti for shares sold in its last arm’s length private placement within the last year, and (ii) the demonstration of value of the exercise price in any one of the following ways: (A) a formal valuation or appraisal prepared by independent, qualified parties, such as Chartered Business Valuators, (B) deferred expenditures (excluding general and administrative costs) incurred within the five previous years, as evidenced by audited financial statements or an audited statement of costs, which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which Acasti intends to conduct a recommended research and development program in the next 12 months, (C) net tangible assets, (D) five times annual average cash flow, or (E) some other determination of value acceptable to a recognized stock exchange where the securities of the Company are listed.

Options are non-transferable and may be exercised during the period determined by the Board of Directors, such period beginning at the earliest on the date of the grant of such options and ending at the latest ten years after such grant. Options will also lapse upon termination of employment or the end of the business relationship with the Company or death of the holder, except that they may be exercised for 60 days after termination of employment or the end of the business relationship (30 days for investor relations services employees) and for one year after the death of a holder.

Subject to the approval of the relevant authorities (including the TSX Venture Exchange) if applicable and compliance with the conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) also if applicable, the Board of Directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless options holders consent to in writing, the amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that are already granted and not exercised under the Acasti (number and exercise price) Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by disinterested shareholders of the Company at its annual general meeting. The disinterest shareholders of the Company will also be asked, at such meeting, to ratify the grants of options to purchase Class A shares of Acasti approved by the Board of Directors of Acasti over the preceding year under the Acasti Stock Option Plan.

Termination and Change of Control Benefits

The implantation of termination and change of control benefits for key officers is currently under discussion. As at February 28, 2009, there were no termination and change of control benefits applicable to the Named Executive Officers.

Performance Graph

On February 28, 2009, the closing price of the common shares of the Company on the TSX Venture Exchange was $0.84 per share. The following graph shows the cumulative return of a $100 investment in common shares of the Company, made on February 28, 2004 on the TSX Venture Exchange, compared with the total return of the TSX-V Index (“TSX-V”) and the Amex Biotech Index (“Amex”) for the period shown on this graph.

The Company’s trend in executive compensation increased in 2009 in concert with the positive financial performance of the Company. The Company’s improved performance in 2008 was not reflected in the value of its share price, which has declined over this period. Furthermore, the Company, aware of the international general economic climate, even if it has not been affected by it, did not award any bonuses during the nine-month fiscal period ended February 28, 2009, nor grant any salary raises to any employee for the next fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2009, the share-based compensation plans of the Company pursuant to which shares can be issued from treasury. All Company plans have been approved by the shareholders. The Acasti Stock Option Plan has not been approved by the shareholders yet, but is submitted for disinterested shareholders approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON). The number of shares which appears at in the line “Share-based compensation plan” refers to the Company stock-option plan.

Company

	(A)	(B)	(C)
Plan category	Number of shares to be issued following the exercise of outstanding stock options (common shares)	Weighted average strike price of outstanding stock options ($)	Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	3,669,750	1,57	1,437,000 (1)
Share-based compensation plan unapproved by the shareholders	N/A	N/A	N/A

(1) This number will be reduced by the number representing the difference between the number of Acasti option issued and cancelled.

Acasti

	(A)	(B)	(C)
Plan category	Number of shares to be issued following the exercise of outstanding stock options (common shares)	Weighted average strike price of outstanding stock options ($)	Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	N/A	N/A	N/A
Share-based compensation plan unapproved by the shareholders	850,000	0,25$	73,053

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the nine-month fiscal period ended February 28, 2009, a director, executive officer or senior officer of the Company or a subsidiary thereof, and no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of February 28, 2009, indebted to the Company or a subsidiary of the Company, nor is, or was as of February 28, 2009, any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Management Proxy Circular, “informed person” means: (i) a director or executive officer of the Company; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Company; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Company’s knowledge, other than as set forth below, no informed person of the Company, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Company, or in any proposed transaction that could materially affect the Company or its subsidiaries, or in any matter to be acted upon at this Meeting.

During 2001, the Company entered into an agreement with a shareholder (a company controlled by the President and chief executive officer of the Company), to pay it royalties on a semi-annual basis for an amount equal to 1% of the Company’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Company’s net earnings before interest, taxes and amortization. For the fiscal nine-month period ended February 28, 2009, $84,000 in royalties on sales is payable in cash and a value of $137,000 in royalties on licenses transferred will be payable in shares and warrants instead of in cash to Gestion Harland. The form of the payment of royalties on licenses transferred is subject to disinterested shareholders approval (see section PARTICULARS OF MATTERS TO BE ACTED UPON).

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Companies Act, part 1A (Quebec). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $25,000 deductible per event for the Company’s directors and officers as a whole. The premium paid by the Company for the current year of coverage (from 25 December 2008 to 25 December 2009) is of $80,000.

REPORT ON AUDIT COMMITTEE

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee will be composed of four (4) members of the Board of Directors: Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard. From the experience as described above in section “Election of Directors”, the Company believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

The following describes the relevant education and experience of each member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Ronald Denis – Mr. Denis has been Chief of Surgery and Director of the Trauma Program at Hôpital Sacré-Coeur since 1997. In his duties, Mr. Denis has to manage Sacré-Coeur Hospital Trauma Program budget and staff, also he has had to regularly review and analyze financial statements. Mr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry is General Manager of a company operating a recreation/tourism complex in France. Also, Mr. Perry is a specialist and consultant in the marketing of new products on the European continent Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Michel Chartrand – Since 2004, Mr. Michel Chartrand has been the President and Chief Executive Officer of Groupe PharmEssor inc. From 1998 to 2004, Mr. Chartrand was the Executive Vice-President of Gestion Santé Services Obonsoins inc. Mr. Michel Chartrand is also a member of the Board of Directors of Eureka Lightning and Garden Angel Foods. Mr. Chartrand also holds a bachelor degree in Business Administration. Mr. Chartrand’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Jean-Claude Debard – Mr Jean-Claude Debard has been President of Hyundai Automobile France and FEA Services as well as an officer of Frey Accessories and Parts since 1999 and most recently Executive President of Group Emil Frey France since 2008.

Since 1999, Mr Debard has seated on Surveillance Committees of Holding (SERGESA), SsangYong France and Hyundai Finances. Mr Debard also is a graduate degree in Management and Strategic Management. Mr Debard’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Company and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Company or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Company since September 25, 2006.

CORPORATE GOVERNANCE

1.	Board of Directors

	(a)	Independent directors.

The Board of Directors considers that Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Jean-Claude Debard are “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors.

	(b)	Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland is not “independent” within the meaning of Regulation 52-110, as it applies to the Board of Directors in that he is an executive officer and employee of the Company.

	(c)	Majority of directors are independent.

The Board of Directors considers that four of the five members of the Board of Directors are independent within the meaning of Regulation 52-110, as it applies to the Board of Directors. Accordingly, a majority of the directors on the Board are independent.

All directors of the Board seat on Acasti and NeuroBioPharm’s Boards of Directors.

	(d)	Independent directors do not regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, hold such meeting.

	(e)	Attendance record of directors for Board meetings.

Since the beginning of nine-month fiscal period ended February 28, 2009, the Board of Directors has held 8 meetings, of which 4 were by telephone. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance	Telephone Meeting Attendance
Henri Harland	4/4	4/4
Michel Timperio	4/4	4/4
Ronald Denis	4/4	4/4
Michel Chartrand	4/4	4/4
Daniel Perry	3/4	4/4

2.		Board Mandate

How the Board delineates its role and responsibilities.

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

3.		Position Descriptions

(a)

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee.

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Company. The primary role and responsibility of the chair of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the board; and (iii) act as liaison between the Board of Directors and, if necessary, management of the Company.

	(b)	How the Board delineates the role and responsibilities of the CEO.

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer's objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer's presentation of the Company’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer's objectives for the Company on an annual basis

4.	Orientation and Continuing Education

	(a)	Measures the Board takes to orient new directors

The Company provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Company's business.

	(b)	Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

5.	Ethical Business Conduct

	(a)	Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Company’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Company. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Company. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

	(b)	Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Company is subject as a legal person incorporated under the Companies Act (Quebec), a director of the Company must immediately disclose to the Board of Company any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Company. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Company that an interested director recuse himself or herself from the decision- making process pertaining to a contract or transaction in which he or she has an interest.

6.		Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Company and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Company, the expertise of the candidates in fields relevant to the Company while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Company and its shareholders. The Company researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of serving directors whose term is expiring, the Company will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Company during his term.

The Company may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Company and executive placement agencies. The Company will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Company will consider all such written recommendation made by shareholders received by the Company secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Company and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Company will propose a list of candidates to the shareholders, for the annual meeting of the Company.

The Board of Directors does not have a nominating committee.

7.	Compensation

The compensation committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Company’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Company. This committee also reviews the amount and method of remuneration granted to the directors. The remuneration committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

With respect to the compensation of the Company’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is composed of three entirely “independent” members within the meaning of Regulation 52- 110 as it applies to the Board of Directors out of four members. The members of the Compensation Committee are Mr. Ronald Denis, Mr. Daniel Perry, Mr. Michel Chartrand and Mr. Jean-Claude Debard.

8.	Other Board Committees

Other than the audit committee and the compensation committee, the Company also has a corporate governance committee, which is composed of five (5) members. Of this number, two members are considered not at arm’s length, namely the president and chief executive officer as well as the Chairman. The corporate governance committee is in charge of establishing the procedure which must be followed by the Company in order for it to comply with the guidelines of the TSX Venture regarding corporate governance set out in its Policy 3.1.

9.	Assessments

No formal evaluation is in place. Assessments are not conducted on a regular basis. The Board of Directors from time-to- time examines and comments on its effectiveness and that of its committees and makes adjustments when warranted.

PARTICULARS OF MATTERS TO BE ACTED UPON

Acasti Consideration and NeuroBioPharm Consideration

The Company received a total of 6,000,000 warrants series 4 of Acasti partially in exchange for the license granted by the Company to Acasti under the license agreement executed between the Company and Acasti on August 7, 2008.

In addition, the Company also received a total of 7,000,000 warrants series 4 of NeuroBioPharm in partial compensation for the license granted by the Company to NeuroBioPharm under the license agreement executed between the Company and NeuroBioPharm on December 24, 2008.

On October 8, 2008, given on the one hand that the additional responsibilities assumed as of that date by certain officers, employees, and directors and the work overload attributable to their new functions in Acasti without additional monetary compensation during fiscal 2008-2009 and 2009-2010 and/or until the realization of a new financing and, on the other hand, in order to motivate and stimulate the value creation of value in Acasti, the board of directors of the Company decided to transfer to some of its officers, employees, and directors involved, 5,300,000 out of the 6,000,000 warrants series 4 issued by Acasti to the Company, each warrant series 4 allowing its holder to purchase one common A share of Acasti at a price of $0.25 per share for a period of five (5) years after its issuance. Out of this number, 4,045,000 warrants series 4 were transferred to officers and directors of the Company (the “Acasti Consideration”).

The table below indicates all the insiders of the Company who received on October 8, 2008 this consideration in the form of warrants series 4 of Acasti:

Name	Number of warrants Series 4
Ronald Denis	175 000
Michel Chartrand	125 000
Daniel Perry	100 000
Michel Timperio	100 000
Henri Harland	1 250 000
Tina Sampalis	1 250 000
André Godin	700 000
Thierry Houillon	270 000
Frédéric Racine *	75 000
TOTAL	4 045 000

* The warrants transferred by the Company to Frédéric Racine were transferred back to the Company on March 20, 2009. These 75,000 warrants were granted to Benjamin Hoffmann, controller, on April 6, 2009.

On December 24, 2008, given on the one hand that the additional responsibilities assumed as of that date by certain officers, employees, and directors and the work overload attributable to their new functions in NeuroBioPharm without additional monetary compensation during fiscal 2008-2009 and 2009-2010 and/or until the realization of a new financing and, on the other hand, in order to motivate and stimulate the value creation of value in NeuroBioPharm, the board of directors of the Company decided to transfer to some of its officers, employees, and directors involved, 5,000,000 out of the 7,000,000 warrants series 4 issued by NeuroBioPharm to the Company, each warrant series 4 allowing its holder to purchase one A common share of NeuroBioPharm at a price of $0.10 per share for a period of five (5) years after its issuance. Out of this number, 3,800,000 warrants series 4 were transferred to officers and directors of the Company (the “NeuroBioPharm Consideration”).

The table below indicates all the insiders of the Company who received on December 24, 2008, this consideration in the form of warrants series 4 of NeuroBioPharm:

Name	Number of warrants Series 4
Ronald Denis	100 000
Michel Chartrand	100 000
Daniel Perry	100 000
Michel Timperio	100 000
Henri Harland	1 250 000
Tina Sampalis	1 250 000
André Godin	725 000
Thierry Houillon	125 000
Frédéric Racine *	50 000
TOTAL	3 800 000

* The warrants transferred by the Company to Frédéric Racine were transferred back to the Company on March 20, 2009. These 50,000 warrants transferred back were granted to Benjamin Hoffmann, controller, on April 6, 2009.

For the purposes hereof, the Acasti Consideration and the NeuroBioPharm Consideration are hereinafter collectively referred to as the “Consideration.”

The total value of the Consideration for the Company, as at the date of its payment, is less than $1, taking into account that as at that date the common underlying shares that could be purchased by exercising the warrants were valueless.

Pursuant to Regulation 61-101 respecting protection of minority security holders in special transactions (“Regulation 61-101”), any related-party transactions pursuant to Regulation 61-101 requires the approval of the majority of minority holders, as this expression is defined in Regulation 61-101.

In addition, the company will be subject to the formal valuation obligation pursuant to Regulation 61-101. However, the company claims article 5.5 (a) of Regulation 61-101 to be exempted from such formal valuation obligation, since the value of the warrants series 4 does not exceed 25% of the market capitalization of the company.

The Company obtained from the Stock Exchange conditional approval concerning the Consideration, subject to the Company obtaining an approval from its shareholders disinterested in the Consideration.

Thus, it will be recommended to the shareholders to approve the following resolution approving the Consideration resolution (the “Consideration resolution”):

“RESOLVED THAT:

1.	To approve the Acasti Consideration and the NeuroBioPharm Consideration, as described in the Management Proxy Circular dated April 29, 2009;

2.	To authorize any director or officer of the Company to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, and by the majority of the minority holders of the Company, as this expression is defined in the applicable policies of the Autorité des marchés financiers du Québec, present in person or represented by proxy. To the Company’s knowledge, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of the disinterested shareholders as well as minority of majority shareholders on the resolution adds up to 3,372,427.

THE BOARD OF DIRECTORS BELIEVES THAT IT IS IN THE BEST INTEREST OF THE COMPANY TO GRANT WITH THE CONSIDERATION IN SHARES/WARRANTS RATHER THAN CASH. CONSEQUENTLY, THE BOARD OF DIRECTORS HAS APPROVED THE CONSIDERATION RESOLUTION.

The voting rights related to the shares represented by the powers of attorney duly signed in favour of the persons named in the enclosed power of attorney form will be exercised, in the absence of instructions to the contrary, in FAVOUR of the consideration resolution.

Acasti Stock Option Plan

The adoption of the Acasti Stock Option Plan was approved by the Board of Directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009, subject to disinterested shareholder approval and TSX Venture Exchange acceptance.

A description of the terms and conditions of the Acasti Stock Option Plan is contained under “COMPENSATION OF DIRECTORS AND OFFICERS AND OTHER INFORMATION – Compensation of Executive Officers – Stock Option Plan”.

The Company has obtained conditional approval of the TSX Venture Exchange with respect to the Acasti Stock Option Plan, subject to obtaining the approval of the disinterested shareholders of the Company.

Therefore, shareholders will be asked to approve the following resolution ratifying the approval of the Acasti Stock Option Plan by the Board of Directors of the Company (the “Acasti Stock Option Plan Resolution”):

“WHEREAS the Acasti Stock Option Plan was approved by the Board of Directors of Acasti Pharma Inc. on October 8, 2008 and amended and restated as of April 29, 2009, as more particularly described in the Management Proxy Circular of the Company dated April 29, 2009 (the “Circular”);

WHEREAS the Company, pursuant to the rules and policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of the Acasti Stock Option Plan;

RESOLVED THAT:

1.	the Acasti Stock Option Plan, substantially as described in the Circular, be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Stock Option Plan Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange, present in person or represented by proxy. To the knowledge of the Company, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on Acasti Stock Option Plan Resolution adds up to 3,372,427.

THE BOARD OF DIRECTORS CONSIDERS THE ACASTI STOCK OPTION PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ACASTI STOCK OPTION PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Acasti Stock Option Plan Resolution.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Company Stock Option Plan Resolution.

Options Granted under the Acasti Stock Option Plan

Pursuant to the terms of the Acasti Stock Option Plan, all grants of options to purchase shares of Acasti under the Acasti Stock Option Plan must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange., present in person or represented by proxy at a duly convened meeting of shareholders. This provision is required by the TSX Venture Exchange in order to obtain its acceptance of the Acasti Stock Option Plan.

850,000 options to acquire shares of Acasti have been granted to certain directors, officers and employees of the Company under the Acasti Stock Option Plan in remuneration for the additional responsibilities and amount of work attributable to the position they hold in Acasti without any further monetary compensation for the fiscal periods ending February 28, 2009 and February 28, 2010 or unless and until a financing is realized. Such options were granted on October 8, 2008, have an exercise price of 0,25$ and mature on October 8, 2018.

Name	Number of Options
Henri Harland	200,000
Tina Sampalis	200,000
André Godin	100,000
Ronald Denis	25,000
Michel Chartrand	25,000
Daniel Perry	25,000
Michel Timperio	25,000
Other employees of the Company	250,000
TOTAL	850,000

Shareholders will be asked to approve the following resolution ratifying the grants of options to acquire shares of Acasti described above (the “Acasti Stock Option Grant Resolution”):

“WHEREAS 850,000 options to acquire shares of Acasti Pharma Inc. have been granted to certain directors, officers and employees of the Company under the Acasti Stock Option Plan approved on October 8, 2008 and amended and restated as of April 29, 2009 (the “Grant”), as more particularly described in the Management Proxy Circular of the Company dated April 29, 2009 (the “Circular”);

WHEREAS the Company, pursuant to the terms of the Acasti Stock Option Plan, wishes to obtain the requisite shareholder approval of the Grant;

RESOLVED THAT:

1.	the Grant be and is hereby ratified, confirmed and approved;

2.

any director or officer of the Company be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

To be adopted, the Acasti Stock Option Grant Resolution must be approved by at least a majority of the disinterested shareholders of the Company, as this expression is defined in the applicable policies of the TSX Venture Exchange., present in person or represented by proxy. To the knowledge of the Company, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of disinterested shareholders on Acasti Stock Option Grant Resolution adds up to 3,372,427.

THE BOARD OF DIRECTORS CONSIDERS THE GRANT OF 850,000 OPTIONS TO ACQUIRE SHARES OF ACASTI TO CERTAIN DIRECTORS, OFFICERS AND EMPLOYEES OF THE COMPANY TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ACASTI STOCK OPTION GRANT RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Acasti Stock Option Grant Resolution.

Settlement of an amount owed to Gestion Harland Inc. (the “Settlement”)

According to a contractual agreement entered into between Gestion Harland Inc. (“Gestion Harland”) and the Company in 2001, the latter must deliver to Gestion Harland a Consideration of 1% on all forms of revenue received by the Company.

The board of directors of the Company recommended to the management of the Company that the payment of the amount owed to Gestion Harland be in the same form as the compensation obtained by the Company after the grant of the licenses granted to Acasti and to NeuroBioPharm, as well as those obtained by the Company after the increase in value which occurred in Acasti between August 7, 2008 and November 17, 2008, be in shares and warrants, in order to reduce the outflow of funds of the Company thus avoiding the need to pay in money this Royalty of 1%. Gestion Harland accepted the proposal of the Company, namely to receive this consideration by the transfer by the Company to Gestion Harland of 1% of the securities received by the Company as compensation from the license transfer transactions. Thus, Gestion Harland received 50,000 class B shares, 260,000 class C shares, 60,000 warrants series 4, and 30,000 warrants series 5 of Acasti and 50,000 class B shares, 350,000 class C shares, 70,000 warrants series 4, and 30,000 warrants series 5 of NeuroBioPharm (the “Settlement”). The payment of the royalty per shares was made at the fair market value of the shares.

The board of directors of the Company believes that it was in the best interest of the Company to proceed with the Settlement and thus transfer to Gestion Harland the shares and warrants as payment of the amount owed.

Pursuant to Regulation 61-101, anyrelated-party transactions pursuant to Regulation 61-101 requires the approval of the majority of minority holders, as this expression is defined in Regulation 61-101.

In addition, the company will be subject to the formal valuation obligation pursuant to Regulation 61-101. However, the company claims article 5.5 (a) of Regulation 61-101 to be exempted from such formal valuation obligation , since the value of the shares transferred to Gestion Harland does not exceed 25% of the market capitalization of the company.

The Company obtained from the Stock Exchange conditional approval concerning the Payment, subject to the Company obtaining an approval from its disinterested shareholders without interest in the Payment.

Thus, it will be recommended to the shareholders to approve the following resolution approving the Settlement (the “Settlement Resolution”):

“RESOLVED THAT:

1.	To approve the Settlement, as described in the Management Proxy Circular dated April 29, 2009;

2.	To authorize any director or officer of the Company to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution.”

Resolution must be approved at least by a majority of the disinterested shareholders of the company, as this expression is defined in the applicable policies of the Bourse de croissance TSX and by the majority of the minority holders of the Company, as this expression is defined in the applicable policies of the Autorité des marchés financiers du Québec, present or represented by proxy. To the Company’s knowledge, if all voting rights are exercised, the total number of common shares that will be excluded from the vote of the disinterested shareholders as well as minority of majority shareholders on the resolution adds up to 2,212,111.

THE BOARD OF DIRECTORS BELIEVES THAT IT IS IN THE BEST INTEREST OF THE COMPANY TO PROCEED WITH THE PAYMENT IN SHARES/WARRANTS RATHER THAN CASH. CONSEQUENTLY, THE BOARD OF DIRECTORS HAS APPROVED THE PAYMENT RESOLUTION.

The voting rights related to the shares represented by the powers of attorney duly signed in favour of the persons named in the enclosed power of attorney form will be exercised, in the absence of instructions to the contrary, in FAVOUR of the payment resolution.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Company is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Company’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Company upon request. The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

AUTHORIZATION

The Board of Directors of the Company has approved the contents and the mailing of this Management Proxy Circular.

DATED at Laval, Québec, as of April 29, 2009
By order of the Board of Directors

(s) Ronald Denis
Ronald Denis
Chairman of the Board

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Company and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.

The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Company or of any associates or affiliates of the Company. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.

Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.

Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Company.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Company or one of its subsidiaries by the Company’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions :

a)

that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the Company’s external auditors during the fiscal year in which the services are provided;

b)	that the Company or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Company.

The Committee shall:

1.

Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.

Review the Company’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Company publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Company.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Company’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Company’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Company with respect to partners, employees, former partners and employees of the current and previous external auditors of the Company.

7.

Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.

Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.